UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

Commission file number: 001-33443

Dynegy Midwest Generation, Inc. 401(k) Savings Plan for Employees

Covered Under a Collective Bargaining Agreement

(Full title of the plan)

Dynegy Inc.

1000 Louisiana

Suite 5800

Houston, Texas 77002

(Name of issuer of the securities held

pursuant to the plan and the address

of its principal executive office)

DYNEGY MIDWEST GENERATION, INC.

401(k) SAVINGS PLAN FOR

EMPLOYEES COVERED UNDER A

COLLECTIVE BARGAINING AGREEMENT

Financial Statements for the

Years Ended December 31, 2006 and 2005

and Report of Independent Registered Public Accounting Firm

DYNEGY MIDWEST GENERATION, INC.

401(k) SAVINGS PLAN FOR EMPLOYEES

COVERED UNDER A COLLECTIVE BARGAINING AGREEMENT

Page No.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

NOTES TO FINANCIAL STATEMENTS	4

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4(i): – Schedule of Assets (Held at End of Year)	17

Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for reporting and disclosure under ERISA have been omitted because they are not applicable.

SIGNATURE	18

EXHIBIT 23.1 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	19

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and Administrator of

the Dynegy Midwest Generation, Inc. 401(k) Savings Plan for Employees

Covered Under a Collective Bargaining Agreement

We have audited the accompanying statements of net assets available for benefits of the Dynegy Midwest Generation, Inc. 401(k) Savings Plan for Employees Covered Under a Collective Bargaining Agreement (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2006 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2006 basic financial statements taken as a whole.

McConnell & Jones LLP

Houston, Texas

June 20, 2007

DYNEGY MIDWEST GENERATION, INC.

401(k) SAVINGS PLAN FOR EMPLOYEES

COVERED UNDER A COLLECTIVE BARGAINING AGREEMENT

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS:
Investments:
Cash and temporary cash investments	$—	$168
Investments at fair value:
Plan interest in Dynegy Inc. Master Trust	81,101,184	11,052,937
Registered investment companies	—	51,130,365
Common collective trust	—	10,633,846
Common stock	—	1,032,651
Participant loans	1,423,957	1,407,560

Total investments at fair value	82,525,141	75,257,527

Receivables:
Employer contributions receivable	5,035	9,468

Total receivables	5,035	9,468

TOTAL ASSETS AT FAIR VALUE	82,530,176	75,266,995

LIABILITIES:
Due to broker for securities purchased	—	12,245

TOTAL LIABILITIES	—	12,245

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	82,530,176	75,254,750
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	94,860	140,235

NET ASSETS AVAILABLE FOR BENEFITS	$82,625,036	$75,394,985

The accompanying notes are an integral part of the financial statements

DYNEGY MIDWEST GENERATION, INC.

401(k) SAVINGS PLAN FOR EMPLOYEES

COVERED UNDER A COLLECTIVE BARGAINING AGREEMENT

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2006

ADDITIONS:
Additions to net assets attributed to:
Contributions:
Employee	$2,787,197
Employer	739,157

Total contributions	3,526,354

Investment income:
Plan interest in net income of Dynegy Inc. Master Trust	11,855,394
Interest on participant loans	90,669

Total investment income	11,946,063

TOTAL ADDITIONS	15,472,417

DEDUCTIONS:
Deductions from net assets attributed to:
Benefit payments	8,242,366

TOTAL DEDUCTIONS	8,242,366

NET DECREASE	7,230,051

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	75,394,985

End of year	$82,625,036

The accompanying notes are an integral part of the financial statements

DYNEGY MIDWEST GENERATION, INC.

401(k) SAVINGS PLAN FOR EMPLOYEES

COVERED UNDER A COLLECTIVE BARGAINING AGREEMENT

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

1.	DESCRIPTION OF PLAN

The following description of the Dynegy Midwest Generation, Inc. 401(k) Savings Plan for Employees Covered Under a Collective Bargaining Agreement, formerly known as Illinois Power Company Incentive Savings Plan for Employees Covered Under a Collective Bargaining Agreement (the “Plan”), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is sponsored and administered by Dynegy Inc. (the “Company”) for certain eligible employees of Dynegy Midwest Generation, Inc. (“DMG,” or the “Employer”). The Dynegy Inc. Benefit Plans Committee serves as the “Plan Administrator” for the Plan. The Plan became effective as of January 1, 1987. Assets of the Plan are held and managed by a trustee. Effective January 1, 2002, Vanguard Fiduciary Trust Company (“Vanguard” or the “Trustee”) became trustee and custodian. The purpose of the Plan is to enable participants to invest a portion of their salaries in tax-deferred savings pursuant to Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”) and to otherwise help participants prepare financially for their retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Participation

All employees of the Employer who are covered under a collective bargaining agreement are eligible to participate in the Plan other than (a) certain nonresident aliens, (b) leased employees, (c) employees who have waived participation in the Plan and (d) individuals who are deemed to be employees only under certain Treasury regulations. Although participation in the Plan commences immediately upon employment as an eligible employee, a participant’s election to make before-tax and/or after-tax contributions to the Plan is voluntary. Active participation ceases upon termination of employment with the Employer.

Plan Changes and Amendments

Effective as of various dates during 2004 and 2005, the Plan was amended to clarify various provisions, including the creation of the separate account for catch–up contributions and the rights related to such account, the definition of disability and related distribution provision, the administrative provisions for withdrawals and loans, to permit the rollover contribution of participant loans if the distribution of a participant’s vested interest from another qualified plan is made in connection with an acquisition of stock or the assets by the Employer, and effective as of March 28, 2005, to reduce the automatic cash-out amount from $5,000 to $1,000.

Effective August 25, 2005 and August 29, 2005, as applicable, the Plan implemented the following hardship, loan and qualified distributions as provided under IRS Ann. 2005-70, KETRA and GO ZONE: hardship distributions on account of Hurricane Katrina as permitted under IRS Announcement 2005-70; new qualified hurricane distributions as permitted under KETRA and GO ZONE for individuals affected by Hurricane Katrina, Wilma and Rita; and increased loan limits and repayments as provided under KETRA and GO ZONE for individuals affected by Hurricane Katrina, Wilma and Rita.

Effective January 1, 2006, the Plan was amended to reflect the duties and responsibilities of an independent fiduciary, who has the sole and exclusive authority with respect to the Dynegy Stock Fund, and to clarify certain provisions related to the Dynegy Stock Fund and the employer contribution accounts.

Effective January 1, 2006, the Plan was amended to adjust the Compensation definition to reflect 12-hour shift regularly scheduled overtime.

Effective at various dates in 2006 and 2007, the Plan was amended to incorporate various amendments permitted and required by the final Section 401(k)/(m) regulations, including the following: incorporate new definition of Severance from Employment and related requirements under new regulations; clarify timing of compensation for elective deferrals under Section 401(k) and Section 415 regulations; reflect ACP/ADP testing requirements, minimum required corrective contributions and recharacterizing of catch-up contributions for testing purposes under new regulations; incorporate safe harbor method for calculating gap period income; add good faith compliance language for final Section 401(k)/(m) regulations; add burial expenses and residential casualty losses as new hardship events; and incorporate new Plan termination requirements.

Participant Accounts

Each participant’s accounts are credited with the participant’s contributions and allocations of the Employer’s contributions and Plan earnings. For participants with loans, a loan administrative fee is charged to their account each year.

Contributions

Participants may make before-tax contributions by payroll deduction up to the legal dollar limit. Participants may also make after-tax contributions in cash or by payroll deduction. Total contributions are limited to the extent required by law. A participant may also “roll-over” into the Plan amounts distributed from another eligible retirement plan.

Participants have the option of investing their contributions in any or all of the investment funds in the proportions they choose. They may change their investment options or transfer amounts from fund to fund in accordance with the procedures established by the Plan Administrator.

The Employer contributes a match each pay period to the Plan equal to 50% of the participant’s before-tax contributions that are not in excess of 6% of the participant’s “Compensation” (as defined in the Plan) for such pay period. In addition, for each calendar year the Employer makes a “true-up” matching contribution, if necessary, on behalf of each participant who was an eligible employee on the last day of the year that takes into account the participant’s before-tax contributions and Compensation for the year. Employer matching contributions are made to the Dynegy Stock Fund (the “Stock Fund”) in the Dynegy Inc. Master Trust (the “Master Trust”) and allocated to participants as units in the Stock Fund. Dividends on stock held in the Stock Fund are also invested in the Stock Fund. See Notes 4 and 6 for more information.

In addition, the Employer may make a discretionary contribution for a calendar year that is allocated based on Compensation to (a) participants who are eligible employees on the last day of the year and (b) participants who terminated employment during the year on or after attaining age 65 or by reason of death or disability. The discretionary contribution is made to the Stock Fund and is allocated to participants as units in the Stock Fund. Dividends earned on these shares are also invested in the Stock Fund. No contributions were made under this arrangement for plan years 2006 and 2005.

Vesting

Participants have an immediate 100% vested and nonforfeitable interest in their contributions and Employer contributions plus actual earnings thereon.

Distributions

Distributions as provided for in the Plan are made to Plan participants or their beneficiaries upon the participant’s termination of employment, disability or death. Former employees can choose to liquidate their accounts or to leave them in the Plan, except that an automatic lump sum distribution may be made upon termination of employment if the participant’s aggregate account balance is not in excess of $1,000. Earnings will continue to accrue on undistributed accounts. Generally, distributions must begin by April 1st of the calendar year following the later of the calendar year in which the participant reaches age 70-1/2 or the calendar year in which the participant terminates employment. All distributions are made in one lump sum in the form of cash, except that a participant may elect to have the portion of his or her account invested in the Stock Fund distributed in shares of Dynegy Inc. common stock.

Forfeitures

In the event a participant’s before-tax contributions exceed Plan and/or IRS limits, such contributions are distributed and any related Employer matching contributions are forfeited. Further, each participant is responsible for supplying the Company with a current address. In the case of a benefit payable on behalf of a participant, if the Plan Administrator is unable to locate the participant or beneficiary to whom such benefit is payable, upon the Plan Administrator’s determination thereof, such benefit shall be deemed a forfeiture. Forfeitures are used to reduce Employer matching contributions and/or to pay Plan administrative expenses.

The balance of forfeitures held by the Plan as of December 31, 2006 and 2005, was $6 and $2,437, respectively. In 2006, forfeitures were used to reduce employer matching by $458 and administrative expenses by $2,000.

Loans

The Plan allows participants to borrow from their Plan accounts an amount not to exceed the lesser of (a) $50,000 (reduced by the excess of the highest outstanding balance of loans during the one-year period before the date the loan is made over the outstanding balance of loans on the date the loan is made) or (b) 50% of the vested account balance (other than the portion of such account balance that is invested under the directed brokerage investment fund option). Interest is charged on these loans at a rate commensurate with interest rates charged by persons in the business of lending money for similar types of loans.

All loans made will mature and be payable in full no earlier than one year and no later than five years from the date of the loan. An exception exists when the loan is used by the participant to acquire his or her principal residence. In this case, the loan will mature and be payable in full no earlier than one year and no later than ten years from the date of the loan. Loan repayments are made by payroll deductions authorized by the participant while the participant remains employed by the Employer or an affiliate. After termination of employment and before receiving a distribution from the Plan, a participant may continue to make loan payments directly to the Trustee. Principal and interest paid on the loan is credited to the participant’s account. The Trustee maintains a loan fund to hold the balances of participants’ loans.

Plan-to-Plan Transfers

Amounts are transferred to or from the Dynegy Midwest Generation, Inc. 401(k) Savings Plan (formerly known as the Illinois Power Company Incentive Savings Plan) as participants shift out of or into positions covered by a collective bargaining agreement.

Plan Termination

Subject to certain limitations, the right to amend, modify or terminate the Plan is reserved by the Company.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying Plan financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments

Participant loans included in the loan fund are valued at cost, which approximates fair value. Other investments are stated at fair value based on the latest quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at the year end. Purchases and sales of investments are recorded on a trade date basis.

The investments held in the Dynegy Inc. Master Trust (Master Trust) are stated at fair value as determined by the Trustee based on the latest quoted market price of the underlying securities. Securities for which no quoted market value is available are valued at fair value as determined in good faith by or under the direction of the Trustee. The Plan’s interest in the fair value of the Master Trust’s net assets is determined in accordance with a computational method agreed upon between the Plan Administrator and the Trustee. The Stock Fund and the Stable Value Fund, however, are identified with each plan on an actual basis. At December 31, 2006 and 2005, the Plan’s interest in the Master Trust was approximately 24% and 23%, respectively.

Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

In December 2005, the Financial Accounting Standards Board (FASB) issued FSP AAG INV-1 and SOP 94-4-1 Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP requires investment contracts held by a defined-contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The Plan has adopted the FSP for the year ended December 31, 2006 and has retroactively restated the December 31, 2005 presentation of investments in the accompanying Statements of Net Assets Available for Benefits as required by the transition provisions of the FSP.

Income

Net appreciation (depreciation) of investments is comprised of realized and unrealized gains and losses. Realized gains or losses represent the difference between proceeds received upon sale and the average cost of the investment. Unrealized gain or loss is the difference between fair value and cost of investments retained in the Plan (at the financial statement date). For the purpose of allocation to participants, the Stock Fund is valued by the Plan at its unit price (comprised of market price plus uninvested cash position) on the date of allocation and current unit price is used at the time of distribution to participants resulting in a realized gain or loss and is reflected in the income from the Plan’s investment in the Master Trust.

Investment income from the Plan’s investment in the Master Trust consists of the Plan’s proportionate share of the Master Trust’s interest and dividend income and investment income from net appreciation (depreciation) in fair value of investments.

The Trustee records dividend income as of the ex-dividend date and accrues interest income as earned. Realized gains and losses on security sales are computed on an average cost basis. Purchases and sales of securities are recorded on a trade-date-basis.

Expenses

Certain expenses incurred in the administration of the Plan and the related trust are paid by the Employer. These expenses include fees and expenses of the consultants, auditors, and legal personnel.

Income Taxes

The Internal Revenue Service has determined and informed the Company by a letter dated August 29, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter and the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from these estimates.

Distribution of Benefits

Distributions of benefits are recorded when paid.

3.	INVESTMENTS

Plan investments are received, invested and held by the Trustee. Individual investments that represent 5% or more of the Plan’s net assets available for benefits include:

Investments at fair value as determined by quoted market price		Fair value at December 31
		2006	2005
Plan interest in Master Trust	*	$81,101,184	$11,052,397
AFG Fundamental Investors Fund		—	13,900,174
Vanguard Growth Equity Fund		—	17,307,471
Vanguard Retire Savings Trust		—	10,633,846

*	Includes both participant-directed and non-participant directed amounts. See Note 6.

The Plan’s interest in the Master Trust (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $9,710,832 during 2006.

4.	FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS

The Master Trust has an interest in a common collective trust that invests primarily in a pool of investment contracts issued by insurance companies and commercial banks and in contracts that are backed by high quality bonds, bond trusts and bond mutual funds that are selected by the Trustee.

As described in Note 2 above, because these contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the common collective trust. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting. The contracts provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the net assets of the fund, but rather are amortized, usually over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate.

5.	PARTICIPATION IN MASTER TRUST

Effective January 1, 2002, the assets of the Plan were held in the Master Trust, with assets of other qualified retirement plans sponsored by the Company, including the Dynegy Midwest Generation, Inc. 401(k) Savings Plan, Dynegy Inc. 401(k) Savings Plan, Dynegy Northeast Generation, Inc. Savings Incentive Plan, and Extant, Inc. 401(k) Plan.

The following information is presented for the Master Trust:

	December 31,
	2006	2005
Cash and temporary cash investments	$49,936	$—
Investments at fair value:
Registered investment companies	238,545,781	—
Common collective trust	43,183,161	—
Common stock	2,541,156	—
Preferred stock	9,535	—
Employer securities	56,715,936	47,262,060

Total investments at fair value	341,045,505	47,262,060

Employer contributions receivable	100,759	85,019

TOTAL ASSETS	341,146,264	47,347,079

Due to broker for securities purchased	145,709	—

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	341,000,555	47,347,079

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	415,539	—

NET ASSETS AVAILABLE FOR BENEFITS	$341,416,094	$47,347,079

Investment income for the Master Trust is as follows:

Year ended December 31, 2006
Investment Income:
Net appreciation in fair value of investments	$42,521,541
Dividends and interest	10,193,319

$52,714,860

6.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31, 2006
Net Assets Available for Benefits per the financial statements	$82,625,036
Adjustment from contract value to fair value for fully benefit responsive contracts	(94,860)

Net Assets Available for Benefits per Form 5500	$82,530,176

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to Form 5500 for the year ended December 31, 2006:

Plan interest in net income of Dynegy Inc. Master Trust	$11,855,394
Adjustment from contract value to fair value for fully benefit responsive contracts	(94,860)

Net investment gain from Master Trust	$11,760,534

7.	TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain Plan investments are shares of mutual funds managed by Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company is the trustee as defined by the Plan and, therefore, these qualify as party-in-interest transactions. Additionally, the Plan maintains investments in the Company’s common stock and participant loans. Fees paid during the year for legal, accounting, and other professional services rendered by parties-in-interest were based on customary and reasonable rates for such services.

8.	NONPARTICIPANT-DIRECTED INVESTMENTS

All funds in the Plan are participant directed, with the exception that Employer matching and discretionary contributions are initially invested in the Stock Fund. Participants may diversify the investment of Employer matching and discretionary contributions after such amounts are initially credited to their accounts, subject to the limits contained in the Company’s insider trading policy. Information about the net assets available for benefits and the significant components of the changes in net assets available for benefits relating to the Stock Fund is as follows:

	December 31,
	2006	2005
Net Assets:
Investments, at fair value:
Employer securities	$14,050,168	$11,052,937
Employer contributions receivable	5,035	9,468

	$14,055,203	$11,062,405

Year ended December 31, 2006
Changes in Net Assets:
Contributions	$927,781
Net appreciation in fair value of investments	4,777,525
Loan repayments	164,493
Benefit payments	(1,056,447)
Loan withdrawals	(187,398)
Administrative expenses	(2,680)
Tranfers from participant directed investments, net	(1,630,476)

$2,992,798

9.	COMMITMENTS AND CONTINGENCIES

Class action suit

Lively et al. v. Dynegy Inc., et al.

In January 2005, three DMG union employees who are participants in the Plan, purporting to represent all DMG and IP employees who held Dynegy Inc. common stock through the Plan during the period from February 2000 through the present, filed a lawsuit in federal court in the Southern District of Illinois against the Company, IP, DMG and several individual defendants. The complaint alleges violations of ERISA in connection with the Plan, including claims that certain former officers of the Company (who are past members of the Benefit Plans Committee) breached their fiduciary duties to Plan participants and beneficiaries in connection with the Plan’s investment in Dynegy Inc. common stock—in particular with respect to the Company’s financial statements, Project Alpha, round trip trades and gas price index reporting. The lawsuit seeks unspecified damages for the losses to the Plan, as well as attorney’s fees and other costs. On March 15, 2006, an amended complaint was filed in the case. On April 5, 2006, the Company filed a motion to dismiss the amended complaint.

As of April 23, 2007, the Court has denied in part and granted in part motions to dismiss filed by the defendants: the Court dismissed plaintiffs’ claim of affirmative misrepresentations against all defendants other than as to the Company, but declined to dismiss the claim based on allegations of imprudence. The Court has also granted plaintiffs’ motion for class certification on the prudence claim but has denied class certification on plaintiffs’ claim of misrepresentations by omission (disclosure claim). The class as certified by the Court also excludes all former participants in the Plan (approximately one half the class membership sought by plaintiffs). In response to the court’s ruling, defendants have petitioned the United States Court of Appeals for the Seventh Circuit to review the grant of class certification on the prudence claim. On April 25, 2007, the Seventh Circuit granted defendants petition for permission to appeal. The parties are actively engaged in the appellate process.

DOL investigation

On July 24, 2002, the Plan Administrator received notification from the US Department of Labor, Employee Benefits Security Administration, of an investigation of the Plan under ERISA Section 504. The investigation relates to the Plan year ended December 31, 1998, and subsequent years, and to the recent class action litigation involving the Plan. The Company continues to provide information as requested.

10.	SUBSEQUENT EVENTS

Dynegy Merger

On April 2, 2007, Dynegy Illinois Inc. (formerly Dynegy Inc.), an Illinois corporation (“Dynegy Illinois”), consummated a transaction (the “Merger”) in which it became a wholly owned subsidiary of a newly created entity, Dynegy Inc., a Delaware corporation (“Dynegy”).

Following the Merger, Dynegy replaced Dynegy Illinois as the sponsor of the Plan. In addition, all shares of Dynegy Illinois common stock in the Stock Fund were converted into shares of the Class A common stock of Dynegy, par value $.01 per share (“Dynegy Class A common stock”), based on a formula established in connection with the Merger. As a result, future investments in the Stock Fund will be represented by units of Dynegy Class A common stock, rather than units of Dynegy Illinois common stock. The Plan was amended on April 2, 2007 to reflect such changes.

Securities Class Action Settlement

Members of the “Settlement Class” in the lawsuit identified as In re Dynegy Inc. Securities Litigation, Master File No. H-02-1571, have a Securities Class Action Settlement Account in the Plan for receipt of settlement proceeds that was established in January 2007. In general, with certain exceptions, the Settlement Class consists of participants in the Plan at any time from June 21, 2001, through July 22, 2002, who held Dynegy Illinois common stock in their Plan Account during that period and who were not defendants in the litigation.

SUPPLEMENTAL SCHEDULE

DYNEGY MIDWEST GENERATION, INC.

401(k) SAVINGS PLAN FOR EMPLOYEES

COVERED UNDER A COLLECTIVE BARGAINING AGREEMENT

EIN: 20-5653152    PN: 006

Schedule H, Line 4(i):—Schedule of Assets (Held at End of Year)

As of December 31, 2006

[a]	[b]	[c]	[d]	[e]
Party-in- interest	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
*	Loan Fund	Various maturities and interest rates ranging from 5% - 10.5%	**	1,423,957

		Total		$1,423,957

*	A party-in-interest to the Plan
**	Cost not required for participant directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf of the undersigned hereunto duly authorized.

Dynegy Midwest Generation, Inc. 401(k) Savings Plan for Employees Covered Under a Collective Bargaining Agreement

/s/ Julius Cox
Julius Cox
Designated Member – Dynegy Inc.
Benefit Plans Committee

Date: June 28, 2007